UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934 (Amendment No. )

Rigetti Computing, Inc.

(Name of Issuer)

Common Stock (Title of Class of Securities)

76655K103 (CUSIP Number)

December 31, 2022 (Date of Event Which Requires Filing of this
Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: Rule 13d-1(b) . Rule 13d-1(c) . Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule13G

CUSIP No. 76655K103





1. Names of Reporting Persons. American Assets Investment
Management, LLC

2. Check the Appropriate Box if a Member of a Group (a) . (b) .

3. SEC Use Only

4. Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With: 5. Sole Voting Power 0


6. Shared Voting Power 0

7. Sole Dispositive Power 0

8. Shared Dispositive Power 9,178,816*

9. Aggregate Amount Beneficially Owned by Each Reporting Person
9,178,816*

10. Check if the Aggregate Amount in Row (9) Excludes Certain
Shares .

11. Percent of Class Represented by Amount in Row (9) 7.1%

12. Type of Reporting Person IA



* American Assets Investment Management, LLC (AAIM) is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. As of 12/31/2022, the securities reported in this Schedule 13G were held by Insurance Company of the West
(ICW) in a separately managed account to which AAIM serves as the investment adviser. AAIM has entered into an investment management agreement with ICW whereby ICW has given AAIM trading authority, including the discretionary power to dispose of the shares, in the separately managed account. However, the securities reported in this schedule are owned by ICW and AAIM disclaims beneficial ownership of such securities. In addition, the filing of this
Schedule 13G shall not be construed as an admission that the reporting person or any of its affiliates is the beneficial owner of any securities covered by this Schedule 13G for any other purposes than
Section 13(d) of the Securities Exchange Act of 1934.

Schedule13G Schedule13G

CUSIP No. 76655K103





1. Names of Reporting Persons. Insurance Company of the West

2. Check the Appropriate Box if a Member of a Group (a) . (b) .

3. SEC Use Only

4. Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person
With: 5. Sole Voting Power 9,178,816


6. Shared Voting Power 0

7. Sole Dispositive Power 0

8. Shared Dispositive Power 9,178,816

9. Aggregate Amount Beneficially Owned by Each Reporting Person
9,178,816

10. Check if the Aggregate Amount in Row (9) Excludes Certain
Shares .

11. Percent of Class Represented by Amount in Row (9) 7.1%

12. Type of Reporting Person IC



CUSIP No. 76655K103





1. Names of Reporting Persons. Ernest S. Rady

2. Check the Appropriate Box if a Member of a Group (a) . (b) .

3. SEC Use Only

4. Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person
With: 5. Sole Voting Power 0

6. Shared Voting Power 0

7. Sole Dispositive Power 0

8. Shared Dispositive Power 9,178,816

9. Aggregate Amount Beneficially Owned by Each Reporting Person
9,178,816

10. Check if the Aggregate Amount in Row (9) Excludes Certain
Shares .

11. Percent of Class Represented by Amount in Row (9) 7.1%

12. Type of Reporting Person HC



Schedule 13G


CUSIP No. 76655K103

ITEM 1.

(a)

Name of Issuer: Rigetti Computing, Inc.



(b)

 Address of Issuer's Principal Executive Offices: 775 Heinz Avenue, Berkeley, California 94710





ITEM 2.

(a)

Name of Person Filing: American Assets Investment Management,
LLC, and joint filers (see Item 7)



(b)

Address of Principal Business Office, or if None, Residence: 3430
Carmel Mountain Road, Suite 150 San Diego, CA 92121



(c)

Citizenship: U.S.



(d)

Title of Class of Securities: Common Stock



(e)

 CUSIP Number: 76655K103






ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b)
OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS
A:

(a)

[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C.
78o);



(b)

[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);



(c)

[X] Insurance company as defined in section 3(a)(19) of the Act (15
U.S.C. 78c);



(d)

[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);



(e)

[X] An investment adviser in accordance with  240.13d-1(b)(1)(ii)(E);



(f)

[ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);



(g)

[X] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);



(h)

[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);




(i)

[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);



(j)

[ ] A non-U.S. institution in accordance with  240.13d-1(b)(1)(ii)(J);



(k)

[] Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1( b)(1)(ii)(J), please specify the type of institution: N/A





ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
Item 1.

(a)

Amount beneficially owned: 9,178,816



(b)

Percent of class: 7.1%



(c)

Number of shares as to which such person has:



(i)

 Sole power to vote or to direct the vote




American Assets Investment Management, LLC  0 Insurance
Company of the West  9,178,816 Ernest S. Rady -0



(ii)

Shared power to vote or to direct the vote









American Assets Investment Management, LLC  0 Insurance
Company of the West  0 Ernest S. Rady  0

(iii) Sole power to dispose or to direct the disposition of

American Assets Investment Management, LLC  0 Insurance
Company of the West  0 Ernest S. Rady -0

(iv)Shared power to dispose or to direct the disposition of

American Assets Investment Management, LLC  9,178,816
Insurance Company of the West  9,178,816 Ernest S. Rady
9,178,816

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
ANOTHER PERSON.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not Applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
PARENT HOLDING COMPANY.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

See Item 7 Exhibit attached.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
THE GROUP.

If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Not Applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See
Item 5.

Not Applicable.

ITEM 10. CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.



SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2024 (Date)

AMERICAN ASSETS INVESTMENT MANAGEMENT, LLC

By: /s/ Ernest S. Rady Ernest S. Rady, Chief Executive Officer and
Owner

INSURANCE COMPANY OF THE WEST

By: /s/ Nicole Rathsam Nicole Rathsam, Senior Vice President, Chief Financial Officer

ERNEST S. RADY

/s/ Ernest S. Rady

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and title of each person who signs the statement shall be typed or printed beneath his signature.

JOINT FILING AGREEMENT

As required by Rule 13d-1 and Rule 13d-2 promulgated under the Securities Exchange Act of 1934 (the 1934 Act), the undersigned
(each a Filing Person), hereby agree to file jointly a Schedule 13G and any amendments thereto relating to the aggregate beneficial ownership by each of the Filing Persons of any voting equity security of a class of Rigetti Computing, Inc. stock that is registered pursuant to Section 12 of the 1934 Act, as amended, and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings. Each Filing Person agrees that the information set forth in such Schedule 13G and any amendments thereto with respect to such Filing Person will be true, complete and correct as of the date of such Schedule 13G or such amendment, to the best of such Filing Persons knowledge and belief, after reasonable inquiry.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that each Filing Person makes no representations as to the accuracy or adequacy of the information set forth in the Schedule 13G or any amendments thereto with respect to any other Filing Person. Each Filing Person shall promptly notify all of the other Filing Persons if any of the information set forth in the Schedule 13G or any amendments thereto shall become inaccurate in any material respect or if said person learns of information that would require an amendment to the Schedule 13G.

IN WITNESS WHEREOF, the undersigned have set their hands this 14th day of February, 2024.

INSURANCE COMPANY OF THE WEST AMERICAN ASSETS
INVESTMENT MANAGEMENT, LLC

By: _/s/ Nicole Rathsam________ By: _/s/ Ernest S. Rady _______
Name: Nicole Rathsam Name: Ernest S. Rady Title: SVP, Chief
Financial Officer Title: Trustee of Managing Member

ERNEST S. RADY

By: _/s/ Ernest S. Rady______________

ITEM 7  EXHIBIT

Pursuant to the instructions in Item 7 of Schedule 13G, the following table lists the identity and Item 3 classification of each relevant entity/individual that beneficially owns shares of the security class being reported on this Schedule 13G.



Entity/Individual Item 3 Classification

American Assets Investment Management, LLC (AAIM) IA Ernest S.
Rady HC Insurance Company of the West (ICW) IC



The relationship of the joint filers are as follows:

Mr. Ernest Rady is the sole trustee of the Ernest Rady Trust, which owns 100% of AAIM. AAIM is an investment adviser registered under
Section 203 of the Investment Advisers Act of 1940. As of 12/31/2022, the securities reported in this Schedule 13G were held by Insurance Company of the West (ICW) in a separately managed account to which AAIM serves as the investment adviser.




The ownership breakdown of the common stock of Rigetti
Computing, Inc. is as follows:

Ernest Rady is a control person of AAIM and therefore has indirect shared investment power of 9,178,816 shares. AAIM has investment power over ICWs managed account that holds 9,178,816 shares.
ICW is the direct owner of 9,178,816 shares of Rigetti Computing, Inc.